June 28, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Jaea Hahn

Re:	Guggenheim Variable Funds Trust (File Nos. 002-59353 and 811-02753) (“GVFT”) and Rydex Variable Trust (File Nos. 333-57017 and 811-08821) (“RVT” and, together with GVFT, the “Registrants”)

Dear Ms. Hahn:

On behalf of the Registrants, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC”) staff on the preliminary proxy statements (each, a “Proxy Statement”) and other proxy materials filed pursuant to Section 14(a) under the Securities Exchange Act of 1934, as amended, on June 17, 2024, relating to the proposed liquidations of Series N (Managed Asset Allocation Series) and Series Z (Alpha Opportunity Series), both series of GVFT, and the Long Short Equity Fund, a series of RVT (each, a “Fund”), which are subject to approval by shareholders of the applicable Fund. The SEC staff’s comments were conveyed via telephone conversation between you and Julien Bourgeois, Brooke Clark and Michael Murphy of Dechert LLP on June 26, 2024. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments followed by the responses of the Registrant are set forth below:

General Comment

1.

Comment: Please respond to all comments in a letter filed as correspondence on EDGAR five days if possible prior to first use of the definitive proxy materials. Where changes to the disclosure are made in response to a comment, please make corresponding changes wherever similar disclosure appears. The Funds and their management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, action or absence of action by the SEC staff.

Response: The Registrants acknowledge this comment.

Comments Relating to the Proxy Statements

2.

Comment: Please supplementally confirm each Fund will stay current on applicable filing obligations until the Fund’s liquidation. Please ensure that each Fund’s series identifier will be marked “inactive” once the applicable liquidation is consummated.

Response: The Registrants confirm that each applicable Fund will stay current on applicable filing obligations until the Fund’s liquidation. The Registrants further confirm that each series identifier will be marked “inactive” once the applicable liquidation is consummated.

3.	Comment: Please supplementally confirm each Fund will use reasonable efforts to locate all shareholders.

Response: The Registrants confirm that each applicable Fund will use reasonable efforts to locate all shareholders.

4.

Comment: Please supplementally confirm that each Fund will determine the collectability of the Fund’s receivables and will include in the Fund’s liquidation costs the amount of such receivables that the Fund believes will not be collected.

Response: The Registrants confirm the collectability of each applicable Fund’s receivables will be determined and the Fund’s liquidation costs will include the amount of such receivables that the Fund believes will not be collected.

5.

Comment: Please supplementally advise whether Codification Topic 450 and FASB 5 will be used in accounting for the liquidations to ensure that each Fund puts aside the appropriate amount of assets to cover its liabilities.

Response: The Registrants confirm that Codification Topic 450 and FASB 5 will be used in accounting for each applicable Fund’s liquidation and that an analysis will be performed to ensure that each applicable Fund puts aside the appropriate amount of assets to ensure that the liabilities of the Fund will be satisfied.

6.	Comment: Please supplementally discuss whether each Fund has ceased sale of its shares or will continue to sell its shares until the applicable Liquidation Date.

Response: The Registrants note that each applicable Fund currently anticipates continuing to sell its shares until August 12, 2024.

7.

Comment: Please delete the following sentence that precedes the “Questions and Answers” section of each Proxy Statement: “For that reason, the information is qualified in its entirety by reference to the enclosed Proxy Statement.”

Response: The Registrants have deleted the sentence from each Proxy Statement.

8.

Comment: With respect to the response to “What are the tax implications and potential costs of the Plan of Liquidation?” in the “Questions and Answers” section of each Proxy Statement, please clarify if the tax implications described are applicable to any shares held by an independent retirement account.

Response: To the Funds’ knowledge, no shares of the Funds are held by independent retirement accounts.

9.	Comment: Please provide hyperlinks to any annual or semi-annual reports of the Funds that are incorporated by reference in the Proxy Statements.

Response: The Registrants confirm that hyperlinks have been included for each annual or semi-annual report of each applicable Fund that are incorporated by reference in the Proxy Statements.

10.

Comment: Please supplementally explain whether investors being placed into a default investment option will be placed into an affiliated money market fund. If so, please confirm the Funds will comply, as applicable, with the conditions set forth in the Northwestern Mutual line of no-action letters.

Response: To the Funds’ knowledge, no Policy Owners will be placed into an affiliated money market fund. The Registrants note that it may not be possible for the Funds to readily identify each Participating Insurance Company’s default investment option given that neither the Board of Trustees of each Registrant, the Funds nor the investment advisers to the Funds have a role in selecting the default investment options.

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Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.

Very truly yours,

/s/ Amy J. Lee

Amy J. Lee
Vice President and Chief Legal Officer
Guggenheim Variable Funds Trust and Rydex Variable Trust